DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report
Collection Period Ended 31-Jan-2025
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Jan-2025	31-Jan-2025		
Determination Date	13-Feb-2025			
Record Date	14-Feb-2025			
Distribution Date	18-Feb-2025			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2025	18-Feb-2025	Actual/360 Days	34
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2025	15-Feb-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	360,000,000.00	103,429,006.52	82,814,869.22	20,614,137.30	57.261493	0.230041
Class A-4 Notes	80,000,000.00	80,000,000.00	80,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**978,880,000.00**	**183,429,006.52**	**162,814,869.22**	**20,614,137.30**		

Overcollateralization	93,867,344.34	89,564,597.52	88,763,254.36
Adjusted Pool Balance	1,072,747,344.34	272,993,604.04	251,578,123.58
Yield Supplement Overcollateralization Amount	59,010,660.22	10,382,416.97	9,492,950.40
Pool Balance	**1,131,758,004.56**	**283,376,021.01**	**261,071,073.98**

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	88,763,254.36	8.27%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.230000%	450,778.09	1.252161	21,064,915.39	58.513654
Class A-4 Notes	5.390000%	359,333.33	4.491667	359,333.33	4.491667
Total		**810,111.42**		**21,424,248.72**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	19,234,612.17	(1) Total Servicing Fee	0.00
Interest Collections	1,184,318.72	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	164,775.77	(2) Total Trustee Fees and amounts owed to Asset Representation	0.00
Recoveries	770,816.08	Reviewer (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount	810,111.42
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	69,725.98	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**21,424,248.72**	(6) Regular Principal Distributable Amount	20,614,137.30
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**21,424,248.72**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	0.00
		Total Distribution	**21,424,248.72**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	810,111.42	810,111.42	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	450,778.09	450,778.09	0.00
thereof on Class A-4 Notes	359,333.33	359,333.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	810,111.42	810,111.42	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,614,137.30	20,614,137.30	0.00
Aggregate Principal Distributable Amount	20,614,137.30	20,614,137.30	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,982.14
minus Net Investment Earnings	8,982.14
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,982.14
Net Investment Earnings on the Collection Account	60,743.84
Investment Earnings for the Collection Period	69,725.98

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	283,376,021.01	2,899
Principal Collections	15,936,284.33	
Principal Collections attributable to Full Pay-offs	3,298,327.84	
Principal Purchase Amounts	0.00	
Principal Gross Losses	3,070,334.86	
Pool Balance end of Collection Period	261,071,073.98	2,781
Pool Factor	23.07%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.82%
Weighted Average Number of Remaining Payments	40.44	20.96
Weighted Average Seasoning (months)	16.34	40.72

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	247,069,931.56	2,672	94.64%
31-60 Days Delinquent	6,076,958.92	53	2.33%
61-90 Days Delinquent	3,696,738.10	37	1.42%
91-120 Days Delinquent	4,227,445.40	19	1.62%
Total	261,071,073.98	2,781	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	3.04%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	3,070,334.86	21	53,298,085.85	545
Principal Net Liquidation Proceeds	172,695.06		7,517,177.39	
Principal Recoveries	730,949.03		8,971,046.05	
Principal Net Loss / (Gain)	2,166,690.77		36,809,862.41	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	9.551%
Prior Collection Period	4.934%
Second Prior Collection Period	0.551%
Third Prior Collection Period	3.327%
Four Month Average	4.591%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.252%
Average Net Credit Loss/(Gain)	67,541.03

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%
16	2.22%	1.38%	1.29%	0.38%	0.20%	9.90%
17	2.33%	1.43%	2.11%	0.50%	0.21%	9.60%
18	2.45%	1.52%	2.61%	0.97%	0.16%	9.40%
19	2.56%	1.59%	2.12%	1.23%	0.51%	9.45%
20	2.68%	1.67%	4.27%	0.44%	1.26%	9.62%
21	2.96%	1.89%	2.07%	3.13%	0.25%	10.13%
22	3.13%	2.00%	1.81%	1.28%	2.23%	10.39%
23	3.96%	2.76%	2.43%	0.88%	0.61%	11.28%
24	4.11%	2.86%	2.97%	1.15%	0.57%	11.11%
25	4.23%	2.94%	2.91%	1.89%	0.43%	11.81%
26	4.28%	2.95%	2.19%	2.28%	1.01%	11.83%
27	4.44%	3.06%	2.50%	0.99%	2.36%	11.68%
28	4.71%	3.25%	2.33%	1.42%	1.62%	12.07%